Exhibit 5.1

January 22, 2021

Perion Network Ltd.
26 HaRokmim Street,
Holon 5885849
Israel

Re: Perion Network Ltd.

Ladies and Gentlemen:

We have acted as Israeli counsel for Perion Network Ltd., an Israeli company (the “Company”), in connection with the issuance and sale (the “Offering”) of 5,738,500 ordinary shares, par value NIS 0.03 per share of the Company (“Ordinary Shares”) under that certain underwriting agreement, dated January 20, 2021, by and among the Company and Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (the “Agreement”).

The Offering is being effected pursuant to the registration statement on Form F-3, as amended (File No. 333-238020) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), including the prospectus contained therein, as supplemented by the prospectus supplement dated January 20, 2021 (the “Prospectus”), as filed by the Company with the SEC and the registration statement on Form F-3 (File No. 333-252247) (the “462(b) Registration Statement”) filed by the Company with the SEC pursuant to Rule 462(b) under the Securities Act.

This opinion letter is rendered pursuant to Items 601(b)(5) and (b)(23) of Regulation S-K promulgated under the Securities Act.

In connection herewith, we have examined the originals, or photocopies or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement and the 462(b) Registration Statement; (ii) the Prospectus; (iii) the Agreement; (iv) the articles of association of the Company, as currently in effect; (v) resolutions of the board of directors (the “Board”) of the Company which have heretofore been approved and relate to the Registration Statement and the 462(b) Registration Statement, the Prospectus and other actions to be taken in connection with the Offering; and (vi) such other corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers of the Company as we have deemed relevant and necessary as a basis for the opinions hereafter set forth. We have also made inquiries of such officers as we have deemed relevant and necessary as a basis for the opinions hereafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, confirmed as photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to these opinions that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

We are admitted to practice law in the State of Israel and the opinion expressed herein is expressly limited to the laws of the State of Israel.

Based upon and subject to the foregoing, we are of the opinion that upon payment to the Company of the consideration per Ordinary Share in such amount and form as has been determined by the Board, the Ordinary Shares, when issued and sold in the Offering as described in the Registration Statement, 462(b) Registration Statement and Prospectus, will be duly authorized, validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and the 462(b) Registration Statement (as an exhibit to a Report of Foreign Private Issuer on Form 6-K that is incorporated by reference in the Registration Statement) and to the reference to our firm appearing under the caption “Legal Matters” in the prospectus forming part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, the rules and regulations of the SEC promulgated thereunder or Item 509 of the SEC’s Regulation S-K under the Securities Act.

This opinion letter is rendered as of the date hereof and we disclaim any obligation to advise you of facts, circumstances, events or developments that may be brought to our attention after the date of the Prospectus that may alter, affect or modify the opinions expressed herein.

Very truly yours,

/s/ Meitar | Law Offices
Meitar | Law Offices